Filed by Phelps Dodge Corporation
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-6(b) of
the Securities Exchange Act of 1934, as amended
Subject Company: Phelps Dodge Corporation
Commission File No.: 333-139252
The following materials were mailed to shareholders of Phelps Dodge Corporation who, as of February 27, 2007, had not yet submitted their proxy for the March 14, 2007 Special Meeting.
One North Central Avenue, Phoenix, AZ 85004 • (602) 366-8100
YOUR VOTE IS IMPORTANT
PLEASE VOTE YOUR PROXY TODAY
February 27, 2007
Dear Shareholder:
          We have previously mailed to you proxy materials in connection with the Special Meeting of Shareholders of Phelps Dodge Corporation (“Phelps Dodge” or the “Company”) to be held on March 14, 2007. Your vote is requested for this important meeting.
          At the Special Meeting, shareholders are being asked to consider and vote on a proposal to approve and adopt an Agreement and Plan of Merger that we entered into on November 18, 2006, which provides for the acquisition of the Company by Freeport-McMoRan Copper & Gold Inc. If the transaction is completed, Phelps Dodge shareholders will have the right to receive 0.67 of a share of Freeport-McMoRan common stock and $88.00 in cash, without interest, for each Phelps Dodge common share they hold. Based on the closing sale price of shares of Freeport-McMoRan common stock on November 17, 2006, the implied value of the merger consideration to be received by Phelps Dodge shareholders in the transaction is $126.46 per share. This value will fluctuate prior to the completion of the transaction as a result of changes in the value of Freeport-McMoRan common stock.
          According to our latest records, we have not yet received your proxy for this important meeting. The Phelps Dodge board of directors recommends that Phelps Dodge shareholders vote FOR the approval and adoption of the merger agreement and FOR the adjournment of the special meeting, if necessary, to permit solicitation of additional proxies in favor of the above proposal. The approval and adoption of the merger agreement, and therefore the consummation of the transaction, requires the affirmative vote of the holders of 66 2/3% of the outstanding Phelps Dodge common shares. The failure of a Phelps Dodge shareholder to vote with respect to the proposal will have the same effect as a vote against the approval and adoption of the merger agreement. Accordingly, the vote of all shareholders is important. Please act today to vote your shares.
          Please submit your vote in this important matter regarding the future of your investment — by voting by telephone, via the Internet, or by signing, dating and returning the enclosed proxy or voting instruction form in the postage-paid return envelope provided.
          Thank you for your cooperation and continued support.
Sincerely,
PHELPS DODGE CORPORATION

IMPORTANT RECENT DEVELOPMENT
In a report dated, February 23, 2007, Institutional Shareholder Services (ISS), a leading independent proxy advisory firm that issues recommendations to institutional investors, recommended that shareholders of Phelps Dodge Corporation vote “FOR” the approval and adoption of the merger agreement with Freeport-McMoRan.
In making this recommendation, ISS concluded that “Based on [ISS’s] review of the terms of the transaction, in particular the merger premium and strategic rationale, we believe that the merger agreement warrants shareholder support.”

3 Easy Ways To Vote
          Help your Company avoid the expense of further solicitation by voting today. You may use one of the following simple methods to vote your shares:
1.	Vote by Telephone. Call the toll-free number listed for this purpose on your proxy card or voting instruction form. Have your control number listed on the form ready and follow the simple instructions.
2.	Vote by Internet. Go to the website listed on your proxy card or voting instruction form. Have your control number listed on the form ready and follow the simple instructions.
3.	Vote by Mail. Mark, sign, date and return your proxy or voting instruction form in the postage-paid return envelope provided.
Please Act Today

YOUR VOTE IS IMPORTANT
Please help your Company save additional solicitation costs by signing, dating and mailing your proxy card or voting instruction form today. Remember, a failure to vote is equivalent to a vote against the merger agreement. Internet and telephone voting are also available. Please refer to your proxy card or voting instruction form for instructions. Street name shareholders: Your bank or broker cannot vote your shares on the merger proposal unless it receives your specific instructions. Please return your vote immediately. If you have any questions or need assistance voting your shares, please call D. F. King & Co., Inc., which is assisting us, toll-free at
1-800-769-4414.
Additional Information and Where to Find It
In connection with the proposed merger, Freeport-McMoRan Copper & Gold Inc. has filed a registration statement on Form S-4 with the Securities and Exchange Commission (Registration No. 333-139252), containing a definitive joint proxy statement/prospectus. On or about February 13, 2007, the definitive joint proxy statement/prospectus was mailed to Phelps Dodge shareholders of record at the close of business on February 12, 2007. INVESTORS AND SHAREHOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and shareholders may obtain the definitive joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Phelps Dodge are available free of charge on the investor relations portion of the Phelps Dodge website at www.phelpsdodge.com. Documents filed with the SEC by Freeport-McMoRan are available free of charge on the investor relations portion of the Freeport-McMoRan website at http://www.fcx.com.
Participants in the Solicitation
Phelps Dodge, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. Information concerning the interests of Phelps Dodge’s directors and executive officers in Phelps Dodge is set forth in the definitive joint proxy statement/prospectus filed with the SEC. Freeport-McMoRan, and certain of its directors and executive officers are participants in the solicitation of proxies from the stockholders of Freeport-McMoRan in connection with the merger. Information concerning the interests of Freeport-McMoRan’s directors and executive officers in Freeport-McMoRan is also set forth in the definitive joint proxy statement/prospectus filed with the SEC.
Other information regarding the direct and indirect interests, by security holdings or otherwise, of the participants is described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Phelps Dodge’s and Freeport-McMoRan’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus.

Phelps Dodge Corporation
c/o Corporate Election Services
P.O. Box 3230
Pittsburgh, PA 15230
Vote by Internet or Telephone or Mail
24 Hours a Day, 7 Days a Week
Internet and telephone voting are available through
4:00 AM MST the day of the special meeting.

Vote by Telephone

Have your proxy card available when you call Toll-Free 1-888-693-8683 using a touch-tone phone and follow the simple instructions to record your vote.

Vote by Internet

Have your proxy card available when you access the website www.cesvote.com and follow the simple instructions to record your vote.

Vote by Mail

Please mark, sign and date your proxy card and return it in the postage-paid envelope provided or return it to: Phelps Dodge Corporation, c/o Corporate Election Services, P.O. Box 3230, Pittsburgh, PA 15230.

Vote by Telephone
Call Toll-Free using a
touch-tone telephone:
1-888-693-8683

Vote by Internet
Access the Website and
cast your vote:
www.cesvote.com

Vote by Mail
Sign and return your proxy
in the postage-paid
envelope provided.

Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and mailed your proxy card. If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.

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Proxy card must be signed and dated below.
▼ Please fold and detach card at perforation before mailing. ▼

PHELPS DODGE CORPORATION	PROXY
The proxies are instructed to vote as directed, and in their discretion on all other matters. Where no direction is specified, this proxy will be voted “FOR” Proposals 1 and 2 as recommended by the Board of Directors.
The Board of Directors unanimously recommends a vote “FOR” PROPOSALS 1 and 2 below.

FOR	AGAINST	ABSTAIN
PROPOSAL 1: Approve and adopt the Agreement and Plan of Merger, dated as of November 18, 2006, among Freeport-McMoRan Copper and Gold Inc., Phelps Dodge Corporation and Panther Acquisition Corporation, as amended.
☐	☐	☐

	FOR	AGAINST	ABSTAIN
PROPOSAL 2: Approve the adjournment of the special meeting, if necessary, to permit solicitation of additional proxies in favor of Proposal 1.	☐	☐	☐

Signature(s)	Date
NOTE: Please sign name exactly as it appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. A corporation should sign in its full corporate name by a duly authorized officer, stating such officer’s title. A partnership should sign in the partnership name by an authorized person, stating such person’s title and relationship to the partnership.

PHELPS DODGE CORPORATION
VOTE YOUR SHARES VIA THE INTERNET OR BY TELEPHONE
Dear Shareholder:
Your vote is important and Phelps Dodge Corporation encourages you to submit your proxy electronically via the Internet or by telephone, both of which are available 24 hours a day, seven days a week. If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.
•	To submit your proxy electronically via the Internet, go to the Website: http://www.cesvote.com and follow the prompts. You must use the control number printed in the box by the arrow on the reverse side of this card.

•	To submit your proxy by telephone, use a touch-tone telephone and call 1-888-693-8683. You must use the control number printed in the box by the arrow on the reverse side of this card.
Also, you may view the Proxy Statement on the Internet at http://www.phelpsdodge.com.
If you have any questions or need assistance in voting, please call D. F. King & Co., Inc. toll-free at 1-800-769-4414. Shareholders calling from outside the U.S. and Canada may call +44 20 7920 9700.
Your vote is important. Thank you for voting.
Proxy card must be signed and dated on the reverse side.
▼ Please fold and detach card at perforation before mailing. ▼

PROXY
Solicited on behalf of the Board of Directors of Phelps Dodge Corporation
     The undersigned shareholder of PHELPS DODGE CORPORATION hereby appoints Timothy R. Snider, Ramiro G. Peru and S. David Colton, each or any of them, proxies of the undersigned, each with power of substitution, at the special meeting of shareholders of the Corporation to be held at The Heard Museum, 2301 North Central Avenue, Phoenix, Arizona on March 14 at 10:00 am, MST and at any adjournments thereof, to vote all Common Shares of the Corporation held or owned by the undersigned, including any which may be held for the undersigned’s account under the Phelps Dodge Corporation Common Stock Investor Services Program administered by Mellon Investor Services LLC.
     For those participants who hold accounts with Common Shares through the Phelps Dodge Employee Savings Plan and/or The Phelps Dodge Corporation Supplemental Savings Plan: the undersigned instructs J.P. Morgan Chase Bank as Trustee for the Plans, to vote all shares or fractions of shares credited to the account of the undersigned as of the record date, as directed on the reverse side of this proxy. Those shares for which no directions are received will be voted by the Trustee in its sole discretion.

Please mark this box if you plan to attend the Special Meeting	☐	THIS PROXY IS CONTINUED ON THE REVERSE SIDE PLEASE SIGN ON THE REVERSE SIDE AND MAIL PROMPTLY